Exhibit 99.1

YM BIOSCIENCES INC.

NOTICE OF 2009
ANNUAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT
PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on Thursday November 19, 2009 at 4:00 PM (Toronto time) for the following purposes:

1.
to receive the 2009 Annual Report of the Corporation, containing the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2009, and the auditor’s report thereon;

2.	to elect the directors of the Corporation;

3.	to reappoint the auditors and authorize the directors to fix their remuneration; and

4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

Dated at Toronto, Ontario, October 9, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

David G.P. Allan (signed) Chief Executive Officer
___________________________________________________________________
Notes:
1.
A Management Proxy Circular, Proxy and the 2009 Annual Report accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Proxy Circular.

2.
The directors have fixed a record date of October 9, 2009.  Accordingly, shareholders registered on the books of the Corporation at the close of business on October 9, 2009, are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Corporation at the close of business on October 9, 2009 are entitled to vote at the Meeting.
4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

Table of Contents

SOLICITATION OF PROXIES	- 1 -

MANNER IN WHICH PROXIES WILL BE VOTED	- 1 -

VOTING BY BENEFICIAL SHAREHOLDERS	- 2 -

AUTHORIZED CAPITAL	- 3 -

PRINCIPAL HOLDERS OF VOTING SECURITIES	- 3 -

PARTICULARS OF MATTERS TO BE ACTED ON	- 3 -

1. Election of Directors	- 3 -
2. Appointment and Remuneration of Auditors	- 6 -

STATEMENT OF EXECUTIVE COMPENSATION	- 6 -

1. Compensation Discussion and Analysis	- 6 -
2. Summary Compensation Table	- 8 -
3. Incentive Plan Awards	- 9 -
4. Termination and Change of Control Benefits	- 13 -
5. Director Compensation	- 13 -

CORPORATE GOVERNANCE DISCLOSURE STATEMENT	- 14 -

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	- 15 -

CERTIFICATE	- 15 -

YM BIOSCIENCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Management of YM BioSciences Inc. (“YM BioSciences” or the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on Thursday November 19, 2009 at 4:00 PM (Toronto time) and at any adjournment or adjournments thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by the Corporation’s investor relations groups by telephone and by officers and directors of the Corporation (but not for additional compensation).  The costs of solicitation will be borne by the Corporation.  Except as otherwise stated, the information contained herein is given as of the date hereof.

Holders of common shares (the “Common Shares”) may vote on all matters to come before the Meeting.  The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for each of the directors to be named in this Circular; and (ii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration.

The proxy must be signed by the holders of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.  A partnership should sign in the partnership’s name and by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Corporation and represent Management. Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s Registrar and Transfer Agent CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment  thereof.  The head office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at the close of business on October 9, 2009 (the “Record Date”) 58,216,309 Common Shares were issued and outstanding, of which 2,380,953 Common Shares being held in escrow.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting.  Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a person has transferred any of his or her Common Shares after that date and the transferee establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, to the knowledge of the directors and officers of the Corporation, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Election of Directors

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the number of directors at eight. Each of the Corporation’s eight current directors intends to stand for election to the Board.  Management has put forward the names of such current directors as nominees as outlined below. The term of each of the Corporation’s present directors expires at the conclusion of the Corporation’s next annual general meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s bylaws or governing legislation.

The persons named in the enclosed form of proxy intend to vote for the re-election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets out the name of each person proposed to be nominated by management for election as a director at the Meeting, all offices of the Corporation now held by such person, their principal occupation, the period of time for which they have been a director of the Corporation, and the number of Common Shares of the Corporation beneficially owned by them, directly or indirectly, or over which they exercise control or direction, as at the date hereof. The information as to Common Shares owned or controlled has been provided by the person named. Biographical information for each director is also provided below.

Name, Age and Municipality of Residence	Present Principal Occupation and positions with the Corporation	Director Since	Common Shares beneficially owned, directly or indirectly, or controlled or directed
David G.P. Allan, 67 Toronto, Ontario	Chairman and Chief Executive Officer, YM BioSciences Inc.	August 23, 1994	1,039,659
Thomas I.A. Allen, Q.C., 69 (1)(2)(3) Toronto, Ontario	Counsel, Ogilvy Renault LLP, Toronto	December 13, 1996	Nil
Mark Entwistle, M.A., 53, (3) Ottawa, Ontario	President, Chibas Consulting Inc.	October 9, 1997	Nil
Henry Friesen, C.C., M.D., 76 (1) Winnipeg, Manitoba	Chair, The Gardiner Foundation Distinguished University Professor Emeritus, University of Manitoba	September 10, 2001	Nil
Philip Frost, M.D., Ph.D., 68 (2) Morristownship, New Jersey	President, Calesca Pharmaceuticals, New Jersey	November 28, 2007	1,000
François Thomas, M.D., 50 (3) Brussels, Belgium	Managing Director, Bioserve Ltd., London	November 28, 2007	Nil
Gilbert Wenzel, PhD, 53 (1) Zurich, Switzerland	Chairman and CEO, Wenzel Healthcare Services AG	March 19, 2001	Nil
Tryon M. Williams, BSc, 68, (1)(2) The Valley, Anguilla	Chairman, CellStop Systems, Inc. Chairman and CEO, Bingo.com Ltd.	November 6, 1995	20,100

(1)      Member of Audit Committee.
(2)      Member of Corporate Governance and Nominating Committee.
(3)      Member of Compensation Committee.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Mr. Allen was most recently a partner at Ogilvy Renault LLP from 1996 until January 2008; Dr. Friesen was previously Chair, Genome Canada from 2000 until July 2005; Dr. Frost was previously interim CEO and Chief Scientific Officer of Imclone Systems and Executive Vice-President and Chief Scientific Officer from 2005 to 2007.  Prior to 2005, he was Vice-President for Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth; Dr. Thomas was previously Senior Advisor at Bryan Garnier, a Paris-based investment bank from 2006 to 2007, responsible for corporate finance activities for pharmaceutical and biotechnology companies. Prior to 2005, he was Venture Partner at Atlas Venture (London, UK); Dr. Wenzel was most recently Chairman of QUISISANA AG from 2003 until March 2009.

Biographical Information

David G.P. Allan - Chairman, Chief Executive Officer And Director

Mr. Allan has been Chief Executive Officer of the Company since April 1998 and Chairman of the board of directors of the Company since 1994.  In addition, Mr. Allan is a Director of Synthemed Inc. (medical devices), USA and DiaMedica Inc. (diabetes therapeutics), Canada. In 1992 he founded the Knowledge-Based Industries Group of a Canadian investment banking firm, organized as the first in Canada involved in financing, analyzing and creating strategic alliances for life sciences and information technology companies, where he was Executive Director until 1998. Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BioteCanada’s Emerging Companies Advisory Board.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Ogilvy Renault LLP, a Canadian law firm. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Terra Nova Minerals Inc., Mundoro Mining Inc., Middlefield Bancorp Limited, and Thomas Weisel Partners Group, Inc. Mr. Allen recently acted as Chairman of the Task Force to Modernize Securities Legislation in Canada.  Mr Allen has been a director of the Company since 1996.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was Ambassador for Canada to Cuba from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Company since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen currently serves as Chair of the Gairdner Foundation whose international awards are Canada’s most prestigious prizes in the biomedical sciences. He was most recently Chair, Genome Canada, 2000-2005; a $600 million budget non-profit organization that supports genomics/proteomics programs to position Canada as a world leader in selected areas in this important sector.  From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institutes of Health Research, an organization with an annual budget in 2008 of over $900 million dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries of the human hormone prolactin. For 19 years he was Head of the Department of Physiology at the University of Manitoba and now is Distinguished University Professor Emeritus. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada recipient of 8 honorary degrees and also sits on the board of directors of Sanofi Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Company since November 2001.

Philip Frost, M.D., Ph.D. - Director

Dr. Frost is currently the President of Calesca Pharmaceuticals.  In 2005, Dr. Frost was appointed Executive Vice-President and Chief Scientific Officer at ImClone where he oversaw the company’s research, clinical and regulatory departments.  He subsequently held the post of Interim Chief Executive Officer until December 2006.  Prior to ImClone, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia.  Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M.D. Anderson Cancer Center.  He is also a Director of Innovive Pharmaceuticals, a New York-based oncology company and a Director of Avalon Pharmaceuticals.  Dr. Frost has been a director of the Company since 2007.

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a member of the Board of Directors of Eurogentec, and formerly was a Director of DNA therapeutics, Entomed, Neurotech, Newron, Novexel Unibioscreen, and CropDesign.  Dr. Thomas is currently General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena. Dr Thomas has been a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and a Venture Partner at Atlas Venture, a venture capital firm in London (UK).  He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).  Dr. Thomas has been a director of the Company since 2007.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently Chairman and Chief Executive Officer of Wenzel Healthcare Services AG, an investment company focused on investing into innovative healthcare delivery models in Europe. He is also the founder of QUISISANA AG, which imports, registers and commercializes generics for private label use by pharmacy chains and insurance companies in Europe. Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Company since March 2001.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Chairman, CEO and director of Bingo.com, Ltd., an internet technology company and Chairman and director of CellStop International Ltd., an automobile security device manufacturer.  From 1993 to 2007, Mr. Williams was Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of several other private corporations. Mr. Williams has been a director of the Company since November 1995.

2.	Appointment and Remuneration of Auditors

Management proposes the re-appointment of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration. In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration.  KPMG was first appointed as auditors of the Corporation on September 25, 1995.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

General

The Corporation’s compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options.  In determining actual compensation levels, the total program is taken into consideration rather than any single element in isolation.  Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation’s executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;
•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
•	to foster teamwork and entrepreneurial spirit;
•	to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Compensation Program

The key elements of the Corporation’s compensation program are salary and stock option grants. As the Corporation has limited discretionary resources, bonuses are paid strictly at the discretion of the Board on recommendation from the Compensation Committee in consultation with the Chief Executive Officer. In 2009, the Corporation retained a human resources consultant to assist management in revising the job description for each employee position and streamlining the performance review process. The intent is to create a transparent system that is suitable for a company of this size and structure.

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market.  The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. The comparator group consists of other publicly-traded Canadian life sciences companies that either have a pipeline of products at similar stages of development or are comparable in terms of revenue and market capitalization. Companies include: Oncolytics Biotech Inc., Angiotech Pharmaceuticals, Inc., Cardiome Pharma Corp., BioMS Medical Corp., MethylGene Inc., Bioniche Life Sciences Inc. and AEterna Zentaris Inc.

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Compensation Committee, in consultation with the Board of Directors, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements (including share price, revenues, product development and product pipeline as well as human resource management, representation of the Corporation in the market, integrity and the ability to respond to challenges of the business). On the recommendation of the Compensation Committee, the Board may approve an increase in the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance within the framework established by reference to the comparator group.

For the fiscal year ended June 30, 2008 the compensation plan included an annual bonus based on achievement of objectives.  The Corporation used a formula that combines corporate and personal objectives to determine an individual’s appropriate bonus payout.  Bonuses of the less senior employees were weighted more towards personal objectives while senior management’s bonuses were tied more closely to achieving the corporate objectives.  Corporate objectives are set for the fiscal year by the Board of Directors as part of their annual strategic discussions.  Departmental goals are derived therefrom by senior management and presented to the Board.  At the end of fiscal 2008, the Board concluded that there was a 60% achievement of corporate objectives and a grading system was applied on that basis to determine the bonuses earned in fiscal 2008 and paid early in fiscal 2009.  This bonus plan was withdrawn early in fiscal 2009 and replaced with a discretionary and subjective approach to bonuses.  No bonuses were paid or are payable in relation to fiscal 2009.

The Compensation Committee, along with senior management, have concluded that, in light of the economic circumstances of the Corporation and the stage of development of the Corporation’s two products, nimotuzumab and AeroLEF™, the compensation model described above is no longer appropriate for the renewed entrepreneurial profile of the Corporation.  Instead a less rigid and formulaic approach to compensation has been recommended, whereby the Board will set the Chief Executive Officer’s salary (and bonus, if any), with all other salaries being derived therefrom on the Chief Executive Officer’s recommendation and subject to consultation with and review by the Compensation Committee. In addition, the compensation philosophy adopted by the Board of Directors holds that it is more appropriate and effective going forward to tie any bonuses more closely to revenues and activities that enhance shareholder value. In this context, management recommended a cost of living increase to base salary and an award of stock options for fiscal 2010, with some discretionary adjustments to reflect individual performance as recommended by the Chief Executive Officer.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the periods indicated of a $100 investment in the Corporation’s Common Shares with the return of the S&P/TSX Composite, assuming the reinvestment of dividends, where applicable, for the comparable period.  The Corporation’s Common Shares were listed on the Toronto Stock Exchange on June 30, 2004.

The trend shown in the performance graph demonstrates a decline in shareholder return between 2006 and 2008. This is primarily due to the announcement on January 30, 2007 that the Corporation was stopping the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer. Since then the price of the Corporation’s shares has followed the downward trend experienced by the healthcare industry in general.  The Corporation has continued to rationalize staffing levels and to streamline costs where possible. Senior management has overseen a greater focus on the development of nimotuzumab as well as advanced AeroLEF™ through the FDA review. The Compensation Committee was of the view that the success of these efforts should be appropriately compensated. The Committee also noted that historically, the Named Executive Officers were underpaid in comparison to their peers and a one time adjustment was made in late 2007.  Mr. Allan, the Chief Executive Officer, was awarded an increase in salary in fiscal 2007 which he deferred until 2008.

Option Based Awards

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Committee, at its discretion, may grant stock options annually to executives and employees under the Corporation’s stock option plan based on the employee’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  The underlying security of the options granted under the stock option plan is the Common Shares in the capital of the Corporation.  During the fiscal year ended June 30, 2009, a total of 2,114,250 options were issued of which 1,531,750 were issued to management and employees, 350,000 were issued to directors and 232,500 were issued to third party consultants. The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 15% of the issued and outstanding capital of the Corporation on the particular date of grant. See “Stock Option Plan”

2.	Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended June 30, 2009 by each of the Corporation’s Chief Executive Officer, Vice President, Finance and Administration and three other most highly compensated officers of the Corporation who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Annual incentive plans ($)	Long term incentive plans ($)	Pension Value ($)	All other compen-sation ($)(2)	Total compen- sation ($)
David G.P. Allan CEO	2009	436,000	-	183,016	-	-	-	-	565,016
Leonard Vernon VP, Finance and Administration	2009	244,000	-	61,389	-	-	-	-	331,389
Ali Raza President, AeroLEF	2009	442,000(3)	-	18,191	-	-	-	-	455,217
Vincent Salvatori Executive VP	2009	279,000	-	30,694	-	-		-	336,694
Sean Thompson VP Business Development	2009	187,000	-	30,694	-	-	-	-	238,694

(1)	Value of share option awards determined using the Black-Scholes pricing model calculated as at the award date.
(2)	NEO’s are entitled to the same health, dental, etc. as all employees; the aggregate value for any individual does not exceed $50,000.
(3)
Ali Raza acted as President, AeroLEF throughout the fiscal year and was paid on a consulting basis.  Fees totalled £240,000 and the $442,000 is the Canadian dollar equivalent translated throughout the year.

Compensation for the Named Executive Officers changed from fiscal 2008 with the elimination of bonus entitlements in fiscal 2009. The base salaries for the executives are reviewed on an annual basis to monitor any substantive changes over a three year period. The salaries are set to industry and regional economic standards and also reflect any cost of living adjustments as determined to be appropriate by the Compensation Committee in consultation with management. Changes in salary amounts in 2009 were based on a cost of living increase only.

Options were awarded as part of annual compensation with a view to aligning employees’ interests with those of the shareholders. Option grants were calculated as a percentage of the base salary based on a value ascribed by the Black-Scholes model. Percentages were positively correlated with seniority of the position of the employee or officer, as applicable.  Dr. Raza’s compensation was negotiated by the Chief Executive Officer at the time of his engagement and approved by the Board of Directors. Any additional compensation that may become payable to Dr. Raza is tied to specific milestones in the development of AeroLEF™.

3.	Incentive Plan Awards

Outstanding share-based awards and option-based awards as at June 30, 2009.

	Option Based Awards				Share Based Awards
Name	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
	(#)	($)		($)	(#)	($)
David G.P. Allan	250,000	$4.50	9/1/2010
CEO	7,500	$2.00	4/30/2013
	102,500	$1.75	4/30/2013
	200,000	$1.75	11/27/2013
	50,000	$3.15	4/17/2015
	90,000	$3.61	1/25/2016
	200,000	$4.36	6/15/2016
	203,252	$1.53	9/29/2017
	596,250	$0.50	9/29/2018	89,438	NIL	NIL
Leonard Vernon	10,000	$4.50	9/1/2010
VP, Finance and	15,000	$4.50	12/1/2010
Administration	25,000	$2.50	4/30/2013
	23,000	$1.75	4/30/2013
	20,000	$3.15	4/17/2015
	25,000	$3.61	1/25/2016
	75,000	$4.36	6/15/2016
	101,626	$1.53	9/29/2017
	200,000	$0.50	9/29/2018	30,000	NIL	NIL
Ali Raza President, AeroLEF	100,000	$1.25	6/16/2011	0	NIL	NIL
Vincent Salvatori	14,500	$1.75	4/30/2013
Executive VP	40,500	$1.75	11/27/2013
	5,000	$2.75	11/8/2014
	25,000	$3.15	4/17/2015
	35,000	$3.61	1/25/2016
	75,000	$4.36	6/15/2016
	101,626	$1.53	9/29/2017
	100,000	$0.50	9/29/2018	15,000	NIL	NIL
Sean Thompson	5,000	$4.50	5/24/2010		NIL	NIL
VP Business	20,000	$4.50	5/24/2010
Development	13,000	$1.75	4/30/2013
	20,000	$2.50	4/30/2013
	19,875	$1.75	11/27/2013
	12,500	$3.15	4/17/2015
	25,000	$3.61	1/25/2016
	50,000	$4.36	6/15/2016
	54,064	$1.53	9/29/2017
	33,333	$0.50	9/29/2018	15,000

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David G.P. Allan CEO	NIL	NIL	NIL
Leonard Vernon VP, Finance and Administration	NIL	NIL	NIL
Ali Raza President, AeroLEF	NIL	NIL	NIL
Vincent Salvatori Executive VP	NIL	NIL	NIL
Sean Thompson VP Business Development	NIL	NIL	NIL

(1)  The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date.

Stock Option Plan

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Committee, at its discretion, may grant stock options annually to executives and employees under the Corporation’s stock option plan based on the employee’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  The underlying security of the options granted under the stock option plan is the Common Shares in the capital of the Corporation.  During the fiscal year ended June 30, 2009, a total of 2,114,250 options were issued of which 1,531,750 were issued to management and employees, 350,000 were issued to directors and 232,500 were issued to third party consultants.  The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 15% of the issued and outstanding capital of the Corporation on the particular date of grant.

During the fiscal year, 1,183,737 options expired or were cancelled.  As at September 24, 2009, 6,455,264 options are outstanding.

Plan Category	A. Number of securities to be issued on exercise of outstanding options	B. Weighted-average exercise price of outstanding options	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	6,455,264	$2.08	2,277,182
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,455,264	$2.08	2,277,182

The material terms of the Option Plan are as follows:

•	The persons eligible to receive Options under the Option Plan are the officers, directors, employees and service providers of the Corporation.

•
The Board may grant Options to any of the foregoing (an “Eligible Person”), as determined by the Board in its discretion.  At the time of the grant of an Option the Board, in its discretion, must fix the number of shares being optioned to the Eligible Person, the exercise price of the Option, the time when the Option is exercisable (including any vesting provisions) and the expiration date of the Option.

•	The maximum number of common shares available for issuance under the Option Plan is a rolling number equal to 15% of the number of common shares issued and outstanding on the particular date of grant.

•
The number of common shares that may be reserved for issuance to our insiders (as defined in the Securities Act (Ontario)) and any affiliate and subsidiary thereof (collectively, “Insiders”) pursuant to the Plan, may not exceed 10% of the then outstanding issue.

•	In any one-year period, Options that may be granted to Insiders shall not exceed 10% of the outstanding issue.

•	In any one-year period, Options that may be granted to any one Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

•
The exercise price of an Option may not be less than the market price of the common shares on the date on which the grant of the Option is approved by the Board.  For this purpose the market price is the closing price of the common shares on the last trading day preceding the date of grant on which the common shares are traded on the TSX or another exchange on which the common shares are listed.

•           The term of an Option may not exceed 10 years from the date of grant.

•
Once granted, the Options may only be transferred or assigned between an Eligible Person and a related “Employee Corporation” (as defined in the Option Plan) provided the assignor gives notice to the Corporation prior to assignment.

•	The number of common shares that may be issued to any one person under the Option Plan shall not exceed 5% of the outstanding common shares.

•
An Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Person, except in the following circumstances:

o
If, before the expiry of an Option in accordance with the terms thereof, an optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation, or his or her resignation or failure to be re-elected as a director of the Corporation, then the optionee may:

a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, which consent may be withheld in the Corporation’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase pursuant to the Option had the optionee’s status as an Eligible Person been maintained for the term of the Option.

o	If an optionee dies before the expiry of an Option in accordance with the terms thereof, the optionee’s legal representative(s) may, subject to the terms of the Option and the Option Plan:

a)
exercise the Option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, exercise at any time up to and including, but not after, a date one year following the date of death of the optionee, a further Option to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

•	The Corporation has no security purchase agreement or stock appreciation rights plan, and the Corporation does not have authority to transform Options into stock appreciation rights.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, including amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule, provided however, that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Option Plan, such amendments will require shareholder approval; and amendments that are of a housekeeping nature.  It should also be noted that any amendment to increase the maximum percentage of the outstanding shares available for issuance under the Option Plan requires shareholder approval.

•           The Board may terminate the Option Plan at any time.

4.	Termination and Change of Control Benefits

Termination and change of control benefits

Mr. David Allan is entitled to receive twenty-four months salary upon his termination as Chief Executive Officer if such termination is caused by a change of control of the Corporation. Certain other Named Executive Officers, namely Messrs. Vincent Salvatori and Leonard Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the corporation.  Assuming a change of control occurred on June 30, 2009, Mr. Allan would have been entitled to a payment of $872,000 and Mr. Salvatori and Mr. Vernon would have each been entitled to a payment of $139,500 and $122,000, respectively. A “change of control” is defined as: (i) the acquisition by any person or group of persons acting jointly or in concert of more than 50% of the voting shares of the Corporation; (ii) the sale of all or substantially all of the assets of the Corporation; or (iii) the individuals who at the commencement of the officer’s employment with the Corporation constitute the board of directors ceases to constitute at least a majority thereof, unless the election or the nomination for election, by the shareholders of each new Board member was approved by a majority of the Board members then still in office. These arrangements were put in place by a resolution of the Board of Directors.  Other than the foregoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

5.	Director Compensation

Director compensation table

The following table shows the compensation earned by the non-executive directors for the fiscal year ended June 30, 2009.

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($) (5)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Thomas I.A. Allen (1)	51,500	NIL	15,347	NIL		66,847
Mark Entwistle (2)	32,500	NIL	15,347	NIL		47,847
Henry Friesen, C.C.,	33,000	NIL	15,347	NIL		48,347
Philip Frost	28,500	NIL	15,347	NIL	2,960(6)	46,807
François Thomas	28,500	NIL	15,347	NIL	59,422 (7)	103,269
Gilbert Wenzel(4)	40,500	NIL	15,347	NIL		55,847
Tryon M. Williams (3) (4)	51,000	NIL	15,347	NIL	3,938(6)	70,285

(1)	Earned a $10,000 annual retainer fee as Lead Director and a $4,000 annual retainer fee as Chair of the Corporate Governance and Nominating Committees.
(2)	Earned a $4,000 annual retainer fee as Chair of the Compensation Committee.
(3)
Earned a $6,000 annual retainer fee as chair of the Audit Committee.  Mr. Williams was awarded 15,000 stock options in trust for an individual employee, in addition to the 50,000 stock options awarded to all Board members.

(4)	Earned $9,000 for travel days related to board meetings.
(5)	Fair value of 50,000 stock options awarded to each director in September, 2008.
(6)	Earned for serving as a member of a special committee of the Board formed to respond to an unsolicited offer for the Corporation.
(7)	Various consulting assignments principally relating to drug development and assessment of potential drug candidates.

Narrative Discussion

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses.  The Lead Director is entitled to an annual retainer fee of $10,000. As at the date hereof, the number of options held by non-executive directors is 1,015,999. A total of ten meetings of the board were held in fiscal 2009. Despite the reduction in the size of the Board from ten to eight members and an increased amount of tasks and responsibilities as a direct result of Sarbanes-Oxley and other regulatory compliance obligations, director compensation has remained largely unchanged since 2004. Options are granted annually to non-executive members of the Board.

Share-based awards, option-based awards and non-equity incentive plan compensation

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Thomas I.A. Allen	28,219	NIL	NIL
Mark Entwistle	24,310	NIL	NIL
Henry Friesen, C.C.,	20,402	NIL	NIL
Philip Frost	20,402	NIL	NIL
François Thomas	20,402	NIL	NIL
Gilbert Wenzel	20,402	NIL	NIL
Tryon M. Williams	20,310	NIL	NIL

(1)
The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value options pricing model with the following assumptions: Risk free interest rate 3.34%; volatility factor 74%; expected life 7 years.

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation’s Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries. The Board considers good corporate governance to be central to the effective and efficient operation of the Corporation and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Corporation’s governance plan meets and, in many cases, exceeds legal and stock exchange requirements.

In recent years, there have been several changes to the corporate governance disclosure requirements applicable to the Corporation.  Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines, both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange.  Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices.  This information is set out in Schedule “A” to this management information circular. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Appendix “1”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During fiscal 2009, Dr. François Thomas, a director of the Corporation, provided consulting services to the Corporation and received from YM BioSciences consulting fees totaling $59,422.

OTHER INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2009. Shareholders may contact the Corporation to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of Directors of the Corporation.

October 9, 2009.

By Order of the Board

“David G.P. Allan”

David G.P.Allan
Chief Executive Officer

SCHEDULE “A”

YM BIOSCIENCES INC.
Disclosure of Corporate Governance Practices

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.           Board of Directors

Disclose the identity of the directors who are independent.

Of the eight current members of the Board of Directors, six members are considered by the Board to be independent directors according to the definition of independence set out in Multilateral Instrument 52-110 Audit Committees. Of the eight proposed members of the Board of Directors, six members are considered by the Board to be independent. In reaching this conclusion, the Board of Directors took the view that Thomas I.A. Allen, Mark Entwistle, Henry Friesen, Gilbert Wenzel, Tryon M. Williams and Philip Frost are independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

David G.P. Allan, the Chief Executive Officer of the Corporation is a member of management and, accordingly, is not considered to be independent of the Corporation.

François Thomas, director of the Corporation, provided consulting services to the Corporation and received from YM BioSciences consulting fees totaling $59,422 and, accordingly, is not considered to be independent of the Corporation.

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that six of the eight proposed directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer(s)
David G.P. Allan	Synthemed Inc. DiaMedica Inc
Thomas I.A. Allen	Middlefield Bancorp Limited Mundoro Mining Inc. Terra Nova Minerals Inc. Thomas Weisel Partners Group Inc.
Mark Entwistle	N/A
Henry Friesen	Spectral Diagnostics Inc. Sanofi Pasteur Ltd.
Tryon M. Williams	Bingo.com, Ltd.
Philip Frost	N/A
François Thomas	N/A
Gilbert Wenzel	Inolex Ltd. Venus Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings describe what the board does to facilitate open and candid discussion among its independent directors.

Each Board Meeting (nine meetings during the fiscal year ended June 30, 2009) includes a session where independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, Corporate Governance Committee and Nominating Committee and Compensation Committee are each composed entirely of independent directors and may meet as often as they deem necessary.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board of Directors is Mr. David G.P. Allan, who also serves as Chief Executive Officer and is, therefore, not considered to be independent of management. The Board has appointed Mr. Thomas I.A. Allen as lead director. Mr. Thomas I.A. Allen is an independent director who has served on the Board since December 1996. The Chairman of the Board, together with the lead director, is responsible for overseeing the performance by the Board of its duties, for communicating with Board committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended June 30, 2009, the Board of Directors held nine meetings.  Attendance of the Board members at each Board meeting was as follows:

Name of Director	Meetings Attended
David Allan	9
Thomas I.A. Allen	9
Mark Entwistle	9
Henry Friesen, C.C.	9
Gilbert Wenzel	8
Tryon M. Williams	9
Philip Frost	8
François Thomas	9

2.           Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Schedule “B”.

The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee. The Board discharges its responsibilities directly and indirectly through these three standing committees, and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required.  In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board.  As well, any decisions concerning the Corporation’s capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

• the adoption of a strategic planning process for the Corporation;

• the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Corporation’s external auditors to identify the principal risks to the Corporation’s business;

• succession planning for the Corporation including the appointment, training and monitoring of senior management; and

• the integrity of the Corporation's internal control and management information systems.

3.           Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee:

• Chairman of the Board
The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

• Lead Director
The Lead Director, together with the Chairman of the Board, is responsible for overseeing the performance by the Board of its duties and for communicating with Board committees.  In addition, the Lead Director acts as a liaison between the independent directors and management, leading independent sessions of the independent directors.

• Chairman of the Audit Committee
The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Corporate Governance and Nominating Committee
The Chairman of the Corporate Governance and Nominating Committee is responsible for overseeing the performance by the Corporate Governance and Nominating Committee of its duties, for assessing the effectiveness of the Corporate Governance and Nominating Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Compensation Committee
The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the roles and responsibilities of the CEO.

The Corporation’s Chief Executive Officer is the principal officer of the Corporation and is charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board of Directors.  The roles and responsibilities of the Chief Executive Officer include, among other things:

• developing, together with the Board of Directors, the Corporation’s strategic direction;

• directing the overall business operations of the Corporation;

• ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

• having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board of Directors;

• representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

• bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets or cancellation of debt other than in the ordinary and normal course of business; (ii) acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation; (iv) redemption or repurchase of securities of the Corporation; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Corporation; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

• presenting to the Board of Directors any material business issues resulting from communications with shareholders.

4.           Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding
i.           the role of the board, its committees and its directors; and
ii.           the nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Corporation. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions.  Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation. Given the level of experience of those joining the Board and the relatively short history of the Corporation, a formal orientation and education programme has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Corporation’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Corporation operates. The Corporation will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Corporation.

5.           Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

The Corporation has adopted a Code of Business Conduct and Ethics which can be found on SEDAR at www.sedar.com. Shareholders may also request a copy of the code by mail to the Corporation’s administrative office at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario L4W 4Y4, attn: Vice President, Finance and Administration.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Corporation, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Companies Act (Nova Scotia), to which the Corporation is subject, a director or officer of the Corporation must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Corporation. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Corporation is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Corporation’s internal control and management function.

6.           Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Corporate Governance and Nominating Committee maintains the responsibility for recruiting new directors. In assessing new candidates for nomination, the Committee will consider: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

As described above, the Corporate Governance and Nominating Committee assesses new candidates in accordance with specific criteria. The Committee is composed entirely of independent directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee maintain the responsibility for recruiting new directors. In addition to the responsibilities set out above, the Committee also has responsibility for the assessment of the competencies and skills of each existing director and to determine the appropriate size of the Board with a view to effective decision making. The Committee periodically reviews the mandate, powers and performance of the Board committees and makes recommendations to the Board.

All of the members of the Corporate Governance and Nominating Committee are independent directors. The Committee met two times during the fiscal year ended June 30, 2009.

Chairman:	Thomas I.A. Allen
Members:	Dr. Philip Frost Tryon M. Williams

7.           Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Corporation. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All members of the Compensation Committee are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Corporation’s policies for attracting, retaining, developing and motivating senior employees.  The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies.  The Corporation’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of Directors.

The majority of the members of the Compensation Committee are independent and all of the members are non-executive directors of the Corporation.  The Compensation Committee met once during the fiscal year ended June 30, 2009.

Chairman:	Mark Entwistle
Members:	Thomas I.A. Allen François Thomas

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not Applicable.

8.           Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.  The Audit Committee has a written mandate, a copy of which is attached hereto as Appendix 2.

All of the members of the Audit Committee are independent.  The Audit Committee met four times during the fiscal year ended June 30, 2009.

Chairman:	Tryon Williams
Members:	Henry Friesen Gilbert Wenzel

9.           Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees. In addition, the Corporate Governance and Nominating Committee meet separately to assess the effectiveness of the Board and its committees.

APPENDIX “1”

YM BIOSCIENCES INC.

Mandate of the Board of Directors

Introduction

The term “Corporation” herein shall refer to YM Biosciences Inc. and the term “Board” shall refer to the board of directors of the Corporation.  The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation.  The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Corporation as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business and delegates responsibility to the Corporation’s senior officers for day-to-day management of the Corporation.  The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include, but are not limited to, the following categories:

Appointment of Management

1.           The Board has the responsibility for approving the appointment of Chief Executive Officer (“CEO”), the President of the Corporation, and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance and Nominating Committee and the Compensation Committee.  To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Corporation.

2.           The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.           The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.           The Board will respond to recommendations received from the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.           The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.           The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.           The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.           The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.           The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10.           The Board is responsible for:

(a)
adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when Corporation performance falls short of its goals or other special circumstances warrant.

11.           The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.           The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.           The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

14.           The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

15.           The Board is responsible for:

(a)
developing the Corporation’s approach to corporate governance, including developing a set of corporate governance guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

16.           The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

Communications and Reporting

17.           The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

18.           The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b)	approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)
developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

19.           The Board is responsible for:

(a)
ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)
providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

20.           In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)	considering what competencies and skills the Board, as a whole, should possess;

(b)	assessing what competencies and skills each existing director possesses; and

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Nominating Committee.

Board Evaluation

21.           The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution.  An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

The Chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with the Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

APPENDIX “2”

YM BIOSCIENCES INC.

Mandate of the Audit Committee

1.           General

The board of directors (the “Board”) of YM BioSciences Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation, the fraud programs and controls, and audits of the financial statements of the Corporation. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.           Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3.           Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.           Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5.           Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

2.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Corporation.

3.
The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Internal Controls

4.	The Audit Committee shall review, as appropriate, the Corporation’s internal system of audit controls and the results of internal audits.

5.
The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6.	The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7.
The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.
The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Corporation.

9.
The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and the compensation of the external auditor.

10.	The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

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11.
The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Corporation.

12.	The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used

(b)	the potential for fraud

(c)
all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(d)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre Approval of Non-Audit Services

13.	The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.

Complaints procedure

14.
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

15.
The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Reporting

16.
The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6.           Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.

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